Loeb & Loeb LLP

901 New York Avenue, N.W.	Main	202.618.5000
Washington, D.C. 20001	Fax	202.217.2554

345 Park Avenue	Main	212.407.4000
New York, NY 10154	Fax	212.407.4990

August 5, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Amanda Kim
Stephen Krikorian
Marion Graham
Mitchell Austin

Re:	Platinum Analytics Cayman Limited
Amendment No. 2 to Registration Statement on Form F-1
Filed July 21, 2025
File No. 333-287134

Dear Messrs. Kim, Krikorian, Graham, and Austin:

On behalf of our client, Platinum Analytics Cayman Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated August 4, 2025 (the “Staff’s Letter”) regarding the Company’s Amendment No. 2 to Registration Statement on Form F-1 (the “Amendment No. 2”). Contemporaneously, we are filing the Amendment No. 3 to the Registration Statement on Form F-1 via Edgar (the “Amendment No. 3”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 3, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles     New York      Chicago     Nashville     Washington, DC    San Francisco     Beijing    Hong Kong     www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission August 5, 2025 Page 2

Amendment No 2. to Registration Statement on Form F-1

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recent accounting pronouncements, page F-17

1.	The dates and years referred to in the ASUs appear to have been updated to 2024 when they are supposed to be 2023. Please revise.

Response: The Company notes the Staff’s comment and has updated the disclosures on page F-17 accordingly.

Please call me at 212-407-4089 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Andrei Sirabionian, Esq.
Andrei Sirabionian, Esq.
Partner

cc: Huiyi Zheng, Chief Executive Officer and Director of Platinum Analytics Cayman Limited.